Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 13 DATED FEBRUARY 9, 2016

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015, as supplemented by Prospectus Supplement No. 1, dated May 12, 2015, Prospectus Supplement No. 2, dated May 15, 2015, Prospectus Supplement No. 3, dated June 5, 2015, Prospectus Supplement No. 4, dated July 10, 2015, Prospectus Supplement No. 5, dated July 30, 2015, Prospectus Supplement No. 6, dated August 12, 2015, Prospectus Supplement No. 7, dated September 9, 2015, Prospectus Supplement No. 8, dated October 14, 2015, Prospectus Supplement No. 9, dated November 17, 2015, Prospectus Supplement No. 10, dated November 23, 2015, Prospectus Supplement No. 11, dated December 9, 2015, and Prospectus Supplement No. 12, dated January 22, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Prospectus Summary;”

D.	To update the section of the Prospectus titled “Risk Factors;”

E.	To update the section of the Prospectus titled “Plan of Distribution;” and

F.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of February 5, 2016, we had raised gross proceeds of approximately $170.2 million from the sale of approximately 17.6 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

As previously disclosed, our board of managers elected to extend our current offering for up to an additional six month period. The offering will be extended to August 25, 2016, with the ability to extend for such later period as permitted under the rules and regulations of the SEC. In most of the states, we will need to renew the registration statement to continue the offering for this period. There is no guarantee that we will be able to extend the current offering in all such states. We reserve the right to terminate this offering at any time.

B.	Declaration of Distributions

On January 19, 2016, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from January 1 through January 31, 2016. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197268 per unit per day (less the distribution fee with respect to Class C units). On February 1, 2016, $582,740 of these distributions were paid in cash and on January 31, 2016, $421,766 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to Section Titled “Prospectus Summary”

The last two sentences in the second paragraph of sub-section entitled “Our Advisor” are deleted in their entirety.

The last two sentences in the sub-section entitled “Our Dealer Manager” are deleted in their entirety.

D.	Update to Section Titled “Risk Factors”

The risk factor titled “Recent disclosures made by American Realty Capital Partners, Inc. (“ARCP”), a publicly-traded real estate investment trust, regarding alleged accounting errors made by ARCP employees have led to market concerns regarding RCAP and the temporary suspension or delaying of the distribution of our units in our ongoing public offering by a limited number of broker-dealers. To the extent additional broker-dealers suspend or delay their participation in our offering, we may be unable to raise sufficient capital to enable us to meet our investment objectives, and as a result your investment in us may suffer adverse consequences.” on page 36 of the Prospectus is deleted in its entirety.

E.	Update to Section Titled “Plan of Distribution”

The last two sentences in the sub-section entitled “Dealer Manager” are deleted in their entirety.

F.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of January 31, 2016:

Investments

Since the Company commenced operations and through January 31, 2016, the Company has funded $234.4 million in in aggregate investments, including $28.0 million in short-term investments. Of the aggregate investment amount, the Company has received $119.3 million in full aggregate transaction repayments from existing and exited trade finance and term loan facilities. Of the aggregate transaction repayment amount, approximately $45.4 million represents transactions of trade finance and term loan facilities that are closed and no longer part of the Company’s portfolio.

As of January 31, 2016 the Company had the following investments:

Investment Portfolio
Description	Sector	Country	Investment Type	Maturity[1]		Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agriculture Distributor[5]	Farm-Product Raw Materials	Argentina	Trade Finance	9/30/2016		9.00%	$15,000,000	$15,000,000	Job Creation
Agricultural Supplies Distributor	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	1/14/2016		10.38%	$10,000,000	$4,361,205	Job Creation
Beef Exporter	Meat Products	Argentina	Trade Finance	4/30/2016		11.98%	$9,000,000	$9,000,000	Job Creation
Chia Seed Exporter	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016		11.50%	$2,000,000	$1,900,000	Agricultural Productivity
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	[6]	12.75%	$750,000	$176,982	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	3/3/2016		12.00%	$2,000,000	$1,000,000	Job Creation
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	3/31/2016		10.90%	$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017		14.72%[7]	$3,250,000	$3,250,000	Job Creation
Electronics Assembler	Communications Equipment	South Africa	Trade Finance	4/15/2016		13.00%	$11,000,000	$5,141,284	Job Creation
Farm Supplies Distributor	Miscellaneous Non- Durable Goods	Zambia	Trade Finance	10/25/2015	[8]	12.41%	$10,000,000	$4,098,526	Job Creation
Fish Processor & Exporter[9]	Commercial Fishing	Ecuador	Trade Finance	6/19/2016		9.00%	$2,000,000	$2,000,000	Job Creation
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	[10]	17.50%	$1,250,000	$667,838	Job Creation
Integrated Steel Producer	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	2/14/2016		13.00%	$6,000,000	$6,000,000	Job Creation
IT Service Provider	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019		13.50%	$14,000,000	$5,413,808	Job Creation
Marine Logistics Provider	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020		15.59%[11]	$16,050,000	$12,956,833	Capacity- Building
Meat Processor	Meat Products	South Africa	Trade Finance	1/28/2016		14.50%	$2,800,000	$950,000	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	8/15/2016		17.50%	$2,500,000	$2,500,000	Job Creation
Oilseed Distributor[12]	Fats and Oils	Argentina	Trade Finance	3/1/2016		8.89%	$5,100,000	$5,100,000	Job Creation
Rice Importer	Farm-Product Raw Materials	Kenya	Trade Finance	2/18/2016		11.33%[13]	$1,000,000	$375,182	Food Security
Rice Producer	Cash Grains	Tanzania	Trade Finance	10/26/2015	[14]	11.50%	$3,900,000	$3,900,000	Job Creation
Sesame Seed Exporter	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016		12.00%	$2,000,000	$1,000,000	Agricultural Productivity
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017		17.43%[15]	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor[16]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	5/28/2016		15.00%	$2,500,000	$748,788	Job Creation

Investment Portfolio Total							$131,100,000	$94,540,446

Short-Term Investments[17]
Agricultural Products Exporter[18]	Farm-Product Raw Materials	Singapore	Short-Term	8/22/2015		11.50%	$10,000,000	$10,000,000	N/A
Meat Producer	Meat Products	South Africa	Short-Term	1/31/2016		14.50%	$2,000,000	$1,500,000	NA

Short-Term Investment Total							$12,000,000	$11,500,000

Investment Portfolio and Short-Term Investment Totals							$143,100,000	$106,040,446

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower.
[2]	Interest rates are as of January 31, 2016. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of January 31, 2016. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	Between January 4 and January 19, 2016, the Company funded three separate transactions totaling $7,000,000 to the Agriculture Distributor as part of an existing $15,000,000 trade finance facility at an interest rate of 9.00%. Secured by purchase contracts and receivables, the first two transactions totaling $5,000,000 are set to mature on September 30, 2016 while the remaining $2,000,000 transaction is set to mature on September 4, 2016. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports, and increased agricultural productivity.
[6]	The Company and the Construction Materials Distributor have mutually agreed to extend the principal maturity date as the borrower continues to make interest payments as agreed.
[7]	On January 14, 2016, the Company funded $310,000 as part of an existing $500,000 senior secured purchase order revolving credit facility to the Diaper Manufacturer. The purchase order facility is secured by specific purchase orders from customers of the borrower, as well as pledges of additional unencumbered assets and all shares of the borrower. The interest rate includes 2.50% of deferred interest.
[8]	The Company and the Farm Supplies Distributor have mutually agreed to extend the principal maturity date as the borrower continues to make interest payments as agreed.
[9]	On January 15, 2016, the Company funded $243,747 to the Fish Processor and Exporter as part of an existing $2,000,000 revolving senior secured trade finance facility at a fixed interest rate of 9.00%. With a maturity date of June 19, 2016, the transaction is secured by specific receivables and inventory destined for export. It is anticipated that the Company’s financing will support employment generation and increases in employee wages.
[10]	The Company, together with its Sub-Advisor, have agreed to extend the principal maturity date to facilitate the strategic sale of the Fruit & Nut Distributor on or before March 31, 2016.
[11]	The interest rate is a variable rate of one month Libor +10.5% plus 4.68% in deferred fixed interest.
[12]	On January 19, 2016, the Company funded $2,000,000 to the Oilseed Distributor as part of an existing $5,100,000 revolving trade finance facility at an interest rate of 8.89%. Secured by purchase contracts and receivables, this transaction is set to mature on March 1, 2016. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports, and increased agricultural productivity.
[13]	The interest rate is a variable rate of three month Libor +11.00%.
[14]	The Company and the Rice Producer have mutually agreed to extend the principal maturity date as the borrower continues to make interest payments as agreed.
[15]	The interest rate includes 5.00% of penalty interest because the borrower has missed making required interest payments. On August 27, 2015, the Company was informed that the borrower had filed for judicial recuperation with the local court in Brazil. The filing allows the borrower time to present a comprehensive plan of restructure to the Company.
[16]	Between January 15 and 29, 2016, the Company funded three separate transactions totaling $280,181 as part of an existing $2,500,000 revolving senior secured trade finance facility at a fixed interest rate of 15.00% to the Textile Distributor. Set to mature between May 17 and May 28, 2016, the transactions are secured by specific inventory being imported into South Africa from Asia. The borrower anticipates that the Company’s financing will support employment generation.
[17]	Short-Term Investments are defined as investments that generally meet the standard underwriting guidelines for trade finance and term loan transactions and that also have the following characteristics: (1) maturity of less than one year, (2) loans to borrowers to whom, at the time of funding, the Company does not expect to re-lend. Impact data is not tracked for Short-term Investments.
[18]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Zambia. The Company and the borrower have mutually agreed to extend the principal maturity date through March 31, 2016.

As of January 31, 2016 the Company had exited the following investments:

Investment Portfolio
Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	10/15/2014	$8,196,189	8/14/2015	13.02%	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/1/2014	$1,400,000	9/16/2015	14.27%	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%	Job Creation
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Farm Supplies Wholesaler	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	5/25/2015	$2,250,000	1/19/2016	13.14%	Agricultural Productivity
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Industrial Materials Distributor	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%	Equality & Empowerment

Investment Portfolio Totals					$42,406,266

Investment Portfolio—Weighted Average IRR							14.33%

Short-Term Investments[1]
Financial Services Provider	Miscellaneous Business Credit Institutions	Mauritius	Short-Term	9/23/2014	$3,000,000	11/17/2014	15.94%	N/A

Short-Term Investments Total					$3,000,000

Short-Term Investments—Weighted Average IRR							15.94%

Investment Portfolio and Short-Term Investments Totals					$45,406,266

Investment Portfolio and Short-Term Investments—Weighted Average IRR							14.43%

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics1

Total Assets (est.)	$146,300,000
Current Loan Commitments	$131,100,000
Leverage	0%
Weighted Average Portfolio Loan Size	$4,343,191
Weighted Average Portfolio Duration	0.69 years
Weighted Average Position Yield	12.31%
Average Collateral Coverage Ratio	1.52x
USD Denominated	100%
Senior Secured First-Lien	100%
Countries[2]	12
Sectors[2]	17

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Agriculture Distributor	Argentina	10.2%
Marine Logistics Provider	Nigeria	8.8%
Beef Exporter	Argentina	6.1%
Dairy Co-Operative	Argentina	4.1%
Integrated Steel Producer	Zambia	4.1%

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.

[2]	This represents all countries/sectors where the Company currently has a loan commitment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[3]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s Investment Portfolio.